(Nooney Real Property Investors-Two, L.P.)
                                                       (File Number:  000-10287)

                    NOONEY REAL PROPERTY INVESTORS-TWO, L.P.
                         One Memorial Drive, Suite 1000
                               St. Louis, MO 63102
                                  314.206.4600


                                 March 15, 2000


Dear Investor:

         We want to inform you of a proposed future transaction involving Nooney Real Property Investors-Two, L.P., which we believe could benefit the limited partners of the Partnership.

         CGS Real Estate Company, Inc. ("CGS"), an affiliate of the managing general partner of the Partnership, is in the process of developing a plan pursuant to which the properties owned by the Partnership would be combined with the properties of other real estate partnerships managed by CGS and its affiliates. These limited partnerships own office properties, industrial properties, shopping centers, and residential apartment properties. It is expected that the acquiror would in the future qualify as a real estate investment trust. Limited partners would receive shares of common stock in the acquiror, which would be listed on a national securities exchange or the NASDAQ national market system.

         The purpose of the transaction is to combine the assets of the partnerships and CGS in a new entity which will be able to raise capital and acquire additional properties. In addition, limited partners, as shareholders in the real estate investment trust, would hold a security freely tradable on a stock exchange.

         The Partnership's Participation in this plan will require the consent of the limited partners. The plan and the benefits and risks thereof will be described in detail in a registration statement filed under the Securities Act of 1933 and solicitation material to be provided to limited partners in connection with the solicitation of the consent of the limited partners. This notice does not constitute an offer of any securities for sale.

         All limited partners should recognize that the plan described above is in the preliminary stages and the managing general partner can make no assurances that such plan will be consummated.

         During August of 1999 many of you received a consent solicitation from Bond G.P., LLC. This consent solicitation was withdrawn by Bond G.P., LLC on December 3, 1999.



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         All limited partners are strongly urged to read the relevant  documents which will be filed with the Securities  Exchange  Commission in connection with
the  above  described  transaction.   These  documents  will  contain  important
information and you may obtain them free of charge on the Securities Exchange Commission's website at www.sec.gov.

                                       Sincerely,

                                        Nooney Real Property Investors-Two, L.P.
                                        By:  Nooney Investors, Inc.
                                             General Partner

                                             By:  /s/ Gregory J. Nooney, Jr.
                                                  ------------------------------
                                                  Gregory J. Nooney, Jr.
                                                  Vice Chairman


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